EXHIBIT 11.1
STREAMLINE HEALTH SOLUTIONS, INC.
Computation of earnings (loss) per share

	Nine Months Ended
	October 31, 2011	October 31, 2010

Net earnings (loss)	$8,051	$(1,157,748)

Average shares outstanding	9,823,937	9,486,233
Stock options & purchase plan:
Total options & purchase plan shares	13,813	—
Assumed treasury stock buyback	—	—
Convertible redeemable preferred stock assumed converted	—	—

Number of shares used in per common share computation	9,837,750	9,486,233

Basic net income ( loss ) per share of common stock	$0.00	$(0.12)

Diluted net income ( loss ) per share of common stock	$0.00	$(0.12)